MICHAEL BAKER CORPORATION
Airside Business Park
100 Airside Drive
Moon Township, PA 15108
July 24, 2009
Via EDGAR
Jerard Gibson
Timothy Buchmiller
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, DC 20549-7010
RE:	Michael Baker Corporation. Form 10-K For the year ended December 31, 2008 Filed on March 10, 2009 Commission File No. 001-06627
Gentlemen:
                    We have reviewed the comments and recommendations of the Staff set forth in your letter dated July 10, 2009. On behalf of Michael Baker Corporation, this letter will set forth our responses to the Staff’s comments. In addition, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also understand that any Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.
Item 1. Business
Contract Backlog, page 3
1.	In your future filings, as applicable, please indicate the portion of your backlog not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(vii) of Regulation S-K.

Response: Beginning with our Annual Report on Form 10-K for the period ended December 31, 2009 and for subsequent Form 10-K filings, we will include the following disclosure in our backlog discussion:

Gerard Gibson
Timothy Buchmiller
July 24, 2009

Of our total funded backlog at December 31, 2009, $[ ] million and $[ ] million are expected to be recognized as revenue within the next year by our Engineering and Energy segments, respectively. Due to the nature of unfunded backlog, consisting of options that have not yet been exercised or task orders that have not yet been approved, we are unable to reasonably estimate what, if any, portion of our unfunded backlog will be realized within the next year.
We will also include this disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our quarterly reports on Form 10-Q beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2009, because we include a discussion of backlog comparable to the requirements of Item 101(c) in our quarterly MD&A due to its relevance in understanding the business. The disclosure to be included in our Quarterly Report on Form 10-Q for the period ended June 30, 2009 is as follows:
Of our total funded backlog at June 30, 2009, $[ ] million and $[ ] million are expected to be recognized as revenue within the next year by our Engineering and Energy segments, respectively. Due to the nature of unfunded backlog, consisting of options that have not yet been exercised or task orders that have not yet been approved, we are unable to reasonably estimate what, if any, portion of our unfunded backlog will be realized within the next year.
Item 3. Legal Proceedings, page 12
2.	We note that you currently reference under “Class Action Complaints” previous disclosure regarding the proceeding you have identified in this section. Unless the settlement agreement has been approved by the Court and notice has been provided to your shareholders and the settlement amount has been paid in full by your insurer, please revise your applicable future filings to provide all the information required by Item 103 of Regulation S-K, including disclosure regarding the amount of relief sought.

Response: In our Quarterly Report on Form 10-Q for the period ended June 30, 2009, we will include all information required by Item 103 of Regulation S-K related to the Class Action Complaints, including any material developments through June 30, 2009. The disclosure to be included in our Quarterly Report on Form 10-Q for the period ended June 30, 2009 is as follows:
Subsequent to the Company’s February 2008 announcement of its intention to restate its financial statements for the first three quarters of 2007, four separate complaints were filed by holders of the Company’s common stock against the Company, as well as certain of its current and former officers, in the United States District Court for the Western District of Pennsylvania. The complaints in these lawsuits purport to have been made on behalf of a class of plaintiffs consisting of purchasers of the Company’s common stock between March 19, 2007 and February 22, 2008. The complaints alleged that the Company and certain of its current and former officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC

Gerard Gibson
Timothy Buchmiller
July 24, 2009

Rule 10b-5 promulgated thereunder. The plaintiffs seek unspecified compensatory damages, attorneys’ fees, and other fees and costs.
In June 2008, all of the cases were consolidated into a single class action. The lead plaintiff was appointed during July 2008 and a consolidated amended complaint was filed on October 14, 2008. On December 15, 2008, the Company filed a Motion to Dismiss, along with a supporting memorandum and associated exhibits. In early January 2009, the parties agreed to mediate the case. During the mediation, the parties reached an agreement in principle to settle the case, subject to Court approval and notice to shareholders, for an amount which will be covered in full by the Company’s insurance. On May 14, 2009, the Court granted preliminary approval of the settlement and set a further hearing for final approval on September 11, 2009 following notice to and responses from class members.
We will also provide disclosure of material developments related to this matter in our Quarterly Report on Form 10-Q for the period ended September 30, 2009. If the matter has not yet been approved by the Court, notice provided to our shareholders and the settlement amount paid in full by our insurer, we will provide in our Annual Report on Form 10-K for the period ended December 31, 2009, and all applicable future filings, all the information required by Item 103 of Regulation S-K.
Exhibit 13.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 11. Executive Compensation, page 18
3.	We note from your disclosure under “Base Salaries”: on page 13 of the proxy statement, portions of which have been incorporated by reference into your annual report, that individual base salaries are partially attributable to the benchmarking process and intended to be appropriate in light of the executive’s tenure, role and contribution; however, it is unclear from your current disclosure how the percentage increases identified on page 18 were derived. Since it appears that the executive’s contribution plays a role in salary increases, please disclose in your future filings, as applicable, the specific individual factors involved in awarding increases in base salary. Note that any alternative financial metrics specific to salary should be provided. Refer to Item 402(b)(2)(v) of Regulation S-K.

Gerard Gibson
Timothy Buchmiller
July 24, 2009

Response: In our Proxy Statement for our 2010 Annual Meeting of Shareholders, we will include a discussion of specific individual factors involved in awarding increases in base salary.
                    If you have any further questions or comments, please contact the undersigned at (412) 375-3180 or contact our counsel at Reed Smith, Dave DeNinno (412-288-3214) or Christi Davis (412-288-7226).

Sincerely, MICHAEL BAKER CORPORATION
/s/ Bradley L. Mallory
Bradley L. Mallory

cc:	M. Zugay
H. J. McKnight, Esq.
J. Kempton
D. DeNinno, Esq.
C. Davis, Esq.